UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing ("Filer"): Baytex Energy Corp.

B.	(1)	This is [check one]

☒	an original filing for the Filer

☐	an amended filing for the Filer

(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

Note:  Regulation S-T Rule 101(b)(9) only permits the filing of the Form F-X in paper:

(a)	if the party filing or submitting the Form CB is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; or

(b)	if filed by a Canadian issuer when qualifying an offering statement pursuant to the provisions of Regulation A (230.251 - 230.263 of this chapter.)

(3)
A filer may also file the Form F-X in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting the Form F-X in paper under a hardship exemption, a filer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form F-X.

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrants:  BAYTEX ENERGY CORP.

Guarantor Subsidiaries:

BAYTEX ENERGY LTD.
BAYTEX ENERGY PARTNERSHIP
BAYTEX MARKETING LTD.
BAYTEX FINANCE COMPANY LTD.
BAYTEX COMMERCIAL TRUST 1
BAYTEX COMMERCIAL TRUST 2
BAYTEX COMMERCIAL TRUST 3
BAYTEX COMMERCIAL TRUST 4
BAYTEX COMMERCIAL TRUST 5
BAYTEX COMMERCIAL TRUST 6
BAYTEX COMMERCIAL TRUST 7
BAYTEX HOLDINGS LIMITED PARTNERSHIP

Form type:  F-10

File Number (if known):  333-191762

Filed by:  BAYTEX ENERGY CORP.

Date Filed (if filed concurrently, so indicate):  Concurrently

D.
The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the issuer is organized or incorporated) Alberta, Canada and has its principal place of business at (Address in full and telephone number):

2800, 520-3rd Avenue S.W.
Calgary, Alberta , Canada, T2P 0R3
Telephone (587) 952-3000

E.
The Filer and other registrants designate and appoint Baytex Energy USA Ltd. ("Agent") (Name of United States person serving as agent) located at (Address in full in the United States and telephone number):

600 17th Street, Suite 1600 S.
Denver, Colorado 80202
Telephone: (303) 825-2777

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)
any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form (Name of form)     (Date)         or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939.  The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
Each filer and registrant stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding.

Each filer and registrant further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.
Each filer and registrant, other than a trustee filing in accordance with General Instruction I. (a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alberta, Canada, this 16th  day of October,  2013.

Baytex Energy Corp
Filer

By:	/s/ Murray J. Desrosiers
Murray J. Desrosiers Vice President, General Counsel and Corporate Secretary

This statement has been signed by the following persons in the capacity and on the date indicated.

Baytex Energy USA Ltd.
Agent for Service of Process

October 16, 2013	By:	/s/ James L. Bowzer
James L. Bowzer President and Chief Executive Officer